CityFreighter

Technology Infrastructure Hardware Saas Automotive

Electric Trucks with lower costs and faster time-to-market

CITYFREIGHTER.COM SANTA BARBARA CALIFORNIA





"By talking to several large last-mile fleet operators we recognized that there is a need for individual and flexible solutions, beyond just changing the combustion engine with an electric motor. A need the large OEMs obviously can´t provide. Combining sustainability and operational efficiency to reach the optimum total cost of ownership"

Michael Schoening President & Founder @ CityFreighter

Why you may want to support us...

1. A unique modular system, offering maximum flexibility, to build different variations quickly
2. Saving multi-millions of dollars on development costs
3. Setting up micro-assembly factories in global key markets
4. Substantial Market Size, $792B by 2028- source: IDTech EX report
5. Building strong collaborations with global partners is one of our key strategies
6. Making money through franchise and licensing, selling full kits, and selling complete vehicles
7. Speeding up time-to-market, saving years on the development by using existing and proven parts
8. Starting in the largest key markets for last-mile logistics, US and Europe

Why investors ❤ us

WE'VE RAISED $396,548 SINCE OUR FOUNDING


FU

We are in the EV Commercial Industry since 2013 and are looking for great products ever since.

When I got to know about Cityfreighter, at the end of 2018, I made an initial investment to support their project to build a prototype for the ACT show in April 2019. Honestly, I never believed they will make it on time but I was convinced that their concept would be a successful business model in the future.

But then, the Easter weekend before the ACT show, a 747 cargo plane with the prototype on board landed at LAX and we virtually drove the CF1 to my facility that evening, just two and a half hours after landing!
I could not believe it! And the CF1 was the most beautiful truck of its class, I

... read more

Remo Weber NA

LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $150,000 PREVIOUSLY

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Michael Schoening
President & Founder
Michael is an Entrepreneur for life and a Business Developer. Michael has over 30 years of sales, product design, and manufacturing experience. Michael is a proud part of CityFreighter's initial team, building the prototype within only 5 months.

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Joe Storment
Infrastructure Development
Joe is the co-founder of Cityfreighter and runs US infrastructure development, from inception in June 2018 to present. Joe is a proud part of CityFreighter's initial team which did build the CF1 prototype within only 5 months.

in



Robin Jansen
Head of UI & Connectivity
Robin has been working in the eMobility industry for the last years, developing unique user interface solutions for last-mile logistics. Robin is a proud part of CityFreighter's initial team, building the prototype within only 5 months.

in



Michael Schoening
CAN Bus & ADAS Development
Martin is a specialist in automotive electronics and advanced driver assistance systems (ADAS). Martin is a proud part of CityFreighter's initial team, which did build the CF1 prototype within only 5 months.

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Haixiao Hu
Asian Operations
Harry has broader experience in the Chinese EV industry and serves as CityFreighter's representative for our Asian operations



Remo Weber
Advisory board & Investor
Remo runs a fleet service business, headquartered in Los Angeles. He is an eMobility pioneer and enthusiast with outstanding experience, very well known in the industry

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In the news

CityFreighter Unveils Its Electric CF1 Prototype Class 4 Truck At ACT Expo - #CleanTechnica Exclusive

Clean Transport A little more than a year ago, we at CleanTechnica wrote about a new startup electric transportation company called CityFreighter in an article titled, " We Need Electric Pickup Trucks, And

April 25, 2019 @ cleantechnica.com

Downloads

Wefunder CF Deck 4.0.pdf

Why we created CityFreighter



The Problem in the Last Mile Industry

The transportation and logistics industry faces many changes. By 2030, 70% of all people will live in bigger cities and this growth will have an impact on urban logistics. One consequence of this is that the demand for sustainable, compact, pollution-free commercial vehicles is steadily growing. Furthermore, upcoming regulatory changes for inner-city traffic will lead to a rapid increase in the sales of commercial electric vehicles for urban deliveries.



We believe the problem in the industry lies beyond just swapping fossil fuel operated motors with electric ones. Electric drivetrains and batteries are quickly becoming commodities. Now we can focus on what is important: To develop customized vehicle concepts, which seamlessly integrate into the existing infrastructures and evolving business requirements of fleet operators, optimizing TCO (total cost of ownership).

Our Solution - CF1 The Modular Concept


Medium Duty Electric Trucks (Class 3) - The Modular System provides Maximum Flexibility on Customization
Our modular system contains a unique interface to connect the drivers cabin and our lightweight structural concept for the cargo area. It allows a fast (plug and play principle) implementation of different body sizes and styles. It further allows us to ship the complete trucks around the globe as a kit


Modular System Concept
Cabin Design Customizable (requires reasonable quantities)
State of the Art IT/Telematics
Closed or Walk-Through Door (upgradeable)
Cargo Area Composite Structural System Maximum Flexibility on Design and Fast Realisation of Different Dimensions
15.6" LCD Vehicle Control Center
Unobstructed Battery Space provides Accident Protection and Easy Access/Upgradeability
Low Floor Loading/Unloading No Lift Needed
Wheelbase and Chassis Lenght Extendable
Air Suspension
Driver's Cabin provides a Clean Workspace
Using Existing/Proven Parts for Brakes, Wheels, Axles etc. to Speed up Time-To- Market and to Decrease Development Costs
We can ship Full Kits around the Globe to serve Micro Assembly Facilities in Key Markets

CityFreighter's modular approach enables precisely such customization of key infrastructure components serial production of commercial vehicles, and that is a key differentiator compared to large OEMs and other competitors. Developing fully customized trucks for large fleet operators becomes a reality.


CityFreighter Concept Explain Video
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The Modular Concept

Assembly and Distribution Concept


GLOCAL Assembly & Distribution Concept
CityFreighter R&D
Global Supply Chain Selection - Purchasing & Contract Manufacturing at best Cost
Shipping Parts & Components to Assembly Facilities
Setting up Micro Assembly & Distribution Facilities in Key Markets
Operated by CF or Local Collaboration & Franchise/Licencing Partners
Fast Response to Customer Needs
Scalability
Shared Volume Pricing on Parts & Components
Recurrent Revenues
Fast Market Growth

The Market


Market
Inner-city logistics face multiple challenges
• Urbanization increases. By 2030, 60% of all people will live in cities
• Increasing environmental regulation governing vehicle access to cities
• Demand for last-mile delivery continues to explode
$792 B
By 2028
• Substantial Market Growth
• Electric trucks set to account for 15% of global truck sales by 2030
Source: IDTechEx report
Exhibit 3
Adoption curves of eTrucks across regions and weight classes
Share of new sales
HDT
MDT
LDT
Source: McKinsey Center for Future Mobility

Unparalleled Demand for Last-Mile Transport, accelerated by COVID-19

E-commerce has grown significantly in the past decade, as new digital business models and smarter logistics concepts enable both instant and same-day deliveries (respectively growing 36% and 17% a year). While COVID-19 has amplified and accelerated this trend, elevated e-commerce and time-definite delivery levels should remain above the pre-COVID-19 baseline in the long term


Unparalleled demand for last mile transport
Urbanization
60%
people living in cities in 2030
20-35%
congestion increase since 2010
Customers
2.1b
people expected to buy goods online by 2021
20%
online retail share by 2023
Products
10%
p.a. e-grocery growth worldwide
32%
furniture sold online by 2023 in the US
Delivery
20-40%
growth in same-day
10%
p.a. growth in instant delivery
78%
growth through 2030 in urban last mile deliveries

Additionally, new categories have gained momentum online, such as groceries and furniture. To illustrate, China's food delivery leader, Meituan Dianping, experienced an increase in grocery deliveries in March and April of 400%. In the United States, research suggests e-commerce spending will grow for child products, household suppliers, groceries, and food takeout, even in the longer term-hence the change in consumer habits will be "sticky"

Source: McKinsey & Company Eric Hannon, Bernd Heid, Anja Huber, Christoph Klink

Target Markets

- Last Mile delivery fleet operators
- Body Building & Specialty Vehicle Manufacturer
- RV Industry



We believe that the modular system provides a unique market opportunity

> All existing OEM's are just planning with an electric panel van for the next years
>
> There is a huge base of last mile logistics companies, service operators and other specialty vehicle manufacturers who are in urgent need of full electric "cutaway" platforms

Global Structure Plan


Development & Manufacturing
Global Automotive Development Partner & CM Europe
Global Automotive Development Partner & CM USA
R&D, Assembly, Distribution & Sales
R&D, Assembly, Distribution & Sales
R&D, IT & Software
Assembly, Distribution & Sales
US
Europe
India
Rest of World
Mini Assembly factories with local Partners in India, Taiwan and other key markets globally

Competition

The market is currently divided into three sections:

- Large OEMs are converting existing platforms to electric vehicles - we feel that this is not really sustainable and economical on the long-range

- There are a lot of third parties out who are converting existing trucks into electric, mostly supported by grants ("Volkswagen money"). Log delivery times and not a future proof business concept as grants will not stay forever

- Independent companies, developing electric trucks from scratch

And here is a comparison of the market standard, the typical cab design we know from several manufacturers (left), and our approach (right)



CityFreighter belongs to the last section of independent companies and there are only two other companies around which are actively moving forward, Workhorse (US) and Arrival (UK). Well, and there is Rivian, which is somehow out of competition, as they are pretty much covered the next years by a huge development and production contract (100,000 vans) they received from AMAZON.

Workhorse


WORKHORSE
Built With Composites-Powered by Electricity
C650

Workhorse is a company listed on the stock market and has recently received the certification for its C650 truck. They have been struggling for some time but it seems that they are now moving on. The market is big enough and for the long term success commercial electric vehicles it is important that we all collaborate and support our other "market participants" -competition is a word from the past

ARRIVAL


ups
Worldwide Services
ups

Founded by a Russian billionaire who built up a plant in the UK. Arrival has been moving forward with their concept and recently received an investment from Hyundai of $100 million and an order of 10,000 vehicles from the logistics company UPS.

The concept of Arrival has similarities with our CityFreighter concept. They have a modular platform with a structural kit system, and they are planning to operate micro-factories as well. We will demonstrate with our next step, building the serial chassis, that our concept is faster, more flexible, and more economical

How things have been developed so far - Proof of Concept

There is a huge demand in the US for class 3 (over 10,000 pounds) and in Europe for trucks with a GVWR of up to 4.25 tons, (they can be driven there with a basic driver's license). Existing OEMs are mostly planning to produce panel vans in the next years but there is further demand for individual vehicle solutions, for different industries. Right now, only converted vehicles are available, at a high cost and they are not really sustainable.

So we started to create a concept focusing on speeding up the-time-to-market and further trying to decrease the standard exorbitant development costs in the automotive industry significantly. We really do not have the intention to reinvent the wheel. For the brake system, the steering, the axles, and others, we are using existing and proven parts. They are standard commodities. Going this way enables us to bypass the standard stuff much faster and to concentrate on to innovate on more important needs of the industry


85%
0 MPH
Battery Range 153 Miles
71.5°

When talking to several investors, we mostly heard that we are too ambitious, so we wanted to make a difference by proving that our concept works. Just equipped with a plan, some virtual drawings, and our unlimited ambitions, we raised a couple of hundred thousand dollars from friends and small investors and ran a campaign on StartEngine.

Then we started to build the prototype in our European facility, a job that took endless hours on a 24/7 base for months. But by believing that nothing is impossible we did it and shipped the truck to Los Angeles. We had to do it by air-cargo because we just finished it a couple of days before the show started.






CF1 The way to Long Beach V02
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The presentation at the ACT show has been a real blast and we were overwhelmed from the applause we got from other industry players and large OEMs


Ultra Low-Floor with Air Suspension - Fast Access
Novel and Modular Design
Keyless Operations
Outstanding TCO Ratio
Customizable - Addressing Individual Industry Needs





After the show, we got approached by two well-knows OEMs from the commercial vehicle industry, and we were seriously discussing a possible partnership. But we recognized that we needed to fine-tune our business model and to move on to the next phase first.

The Form Factor, Drive by Wire and more about the Technology

The industry has as well a problem to find drivers, so our point to support finding potential candidates is to create a clean cockpit environment and put a bit more effort into the virtual design of the truck, to make the workspace attractive and efficient. Why hasn't this been done before?

Or let's talk about our intelligent keyless locking system which recognizes in which zone of the truck the driver currently is, and opens or closes doors and freight are doors accordingly.


Drive-by-wire
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We are as well looking into new technologies like drive-by-wire which offers more flexibility and freedom of design. We are going to implement this.

Our truck will be designed for the urban delivery purpose, a range of 100-150 miles, a front-drive electric axle, a low-floor concept for easy access, to avoid using an electric lift to save cost, weight, and time. The battery will vary between 75 and 90 kWh. High Speed at around 60 miles/h. Charging overnight a the depot, fast charging will be offered as an option. As stated before, we believe electric motors and battery will become commodities, our focus lies on to design and develop driver and customer-oriented logistic solutions.

Traction

Customer #1

Order of 500 vehicles has been received in 2019 from a customer in Los Angeles
Is has been postponed due to Covid-19, estimated to start delivery end of 2021. The order is as well conditional on reaching US certification

Potential Customer #1

Logistics/Last Mile operator from Europe, planning for US market entry.
The SOP of the new vehicle with the new skateboard is planned for end of 2021 and the number could reach 3,500 vehicles and even higher in the next 5 years. This potential customer in specific impersonates our vision.

Potential Customer #2

Global Service operator from Europe, forced to change vehicles to electric and needs a customized design.
Part of the global top tier in the sustainable companies ranking.
We had a recent meeting with this potential customer and we believe they will commit once we can show them the serial chassis prototype (same with other potential customers we are talking to)

The intelligent mobile hub - future development of CityFreighter

Urban delivery of the future requires to develop intelligent solutions in many areas. Our mobile hub concept has been gaining a lot of interest and a major university in California is interested to do a pilot with us


CF Intelligent Mobile Hub
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Commercial Filming for VERIZON

In between, we were invited, together with our friends from CANOO, to become part of a TV commercial for VERIZON. It has has been a very cool experience. Unfortunately, it has not yet been aired on tv yet.







Next Step

Covid-19 blocked our efforts to move further. Our team from different countries got separated and the German team is currently not able to return to Los Angeles.

We are now planning to do the next step in Europe and continue then in California, once things get back a bit too "normal". We want to raise funds on Wefunder now, to move on with our operations, to start building the serial chassis prototype.

Our strategy now is to raise funds on Wefunder, to support building the beta version of our new serial chassis, together with the new driver`s cabin and the cargo area system.

Once this has been finalized, we are pretty convinced to have enough leverage to be able to continue our talks with possible collaboration partners and larger investors to secure funding for phase III.

Getting to the Facts

The high potential the market offers is without a doubt. Execution is the key to success. We did a pretty conservative calculation about the revenues we believe we could reach from 2022-2026, after SOP (start of production). Those numbers reflect the total volume of different chassis modules we predict we could sell in different markets within the next five years after SOP.

5Y Revenues Forecast

5Y Forecast Sales Numbers	Skateboard Module A With dashboard & seat	Skateboard Module B SB A with driver's cabin added	Skateboard Module C Complete Vehicle
US	1,500	4,350	6130
Europe and ROW	950	3,800	4,850
Total 2022-2026	2,450	8,150	10,980

5Y Forecast Sales Revenues	Skateboard Module A With dashboard & seat	Skateboard Module B SB A with driver's cabin added	Skateboard Module C Complete Vehicle	Total Revenues
US	58,500,000	213,150,000	361,670,000	631,820,000
Europe and ROW	37,050,000	186,200,000	286,150,000	509,400,000
Total 2022-2026	94,050,000	399,350,000	647,820,000	**1,141,220,000**

Disclaimer: This chart contains forward-looking projections which can not be guaranteed

Milestones

Here is our Roadmap until the end of 2021. Please be advised that to be able to realize those milestones, we would need to achieve substantial additional funding after this campaign. This chart contains forward-looking projections which can not be guaranteed


Roadmap to SOP – Start of Production
US First Market and Europe Subsequent
Proof of Concept
Prototype has been unveiled April 2019 at the ACT Expo in Long Beach
APR 2019
Start Phase II
Building Serial Chassis Beta Units
SEP 2020
Start Homologation Process in Europe
MAR 2021
First Delivery
We will deliver the first CF1's of the 500 unit order to our customer in Los Angeles
DEC 2021
July 2020
Fundraising Campaign on Wefunder
JAN 2021
Start Certification Process in the US
NOV 2021
SOP – Phase III Start of Production in the US
2024
10.000 Units
Production reaches 10.000 units per year
© CityFreighter Inc. 2020

Investator Q&A

1) We may be undercapitalized to sufficiently compete and be forced to raise more money. 2) The COVID-19 crisis could last longer than expected, which could delay development times. 3) Economic downturns affect the logistics industry early in their cycle and we may find our markets shrink. 4) Our planning to date has been based on broader market research and our cost calculations are the result of discussions with key suppliers. We have every reason to believe that these metrics will hold across scale, however, this is not a guarantee. 5) Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. 6) Larger OEMs could adopt our model and compete via the pricepoint which could harm our growth or margin 7)The Company's business model is dependent on relationships with other companies and organizations. Should those relationships be damaged or removed entirely, the company could have difficulty generating revenue and ultimately operating 8)In the course of running our business, we may need to raise capital, certain forms of which may cause dilution to our investors. If our need is due to unforeseen circumstances or material expenditures or if our operating results are worse than expected, then we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and these additional financings could cause further dilution to our investors. If we need but cannot raise additional capital on acceptable terms, then we may not be able to meet our business objectives, the value of our securities may fall, and you may lose some or all of your investment 9)Any projections of future performance provided to you may prove to be incorrect. Management's projections of future revenues, expenses and the outlook for the business are based on good faith estimates but are inherently unreliable. Factors such as adverse decisions and future competition will affect the Company's future revenue streams. In addition, unanticipated factors such as greater diligence costs or increased development or marketing expenses may impact the Company's profitability. For these reasons, you should not rely upon management's estimates of future performances in making your investment decision as management's assumptions (and any limitations on the assumptions) may prove to be significantly inaccurate 10)
The Company may not be able to properly manage growth. The Company may experience a period of rapid growth in its headcount and operations, which may place a significant strain on the Company's management, administrative, operational and financial infrastructure. The Company's success will depend, in part, upon the ability of the Company's senior management to manage this growth effectively. To do so, the Company must continue to hire, train and manage new employees as needed. If the Company's new hires perform poorly, if the Company is unsuccessful in hiring, training, managing and integrating these new employees, or if the Company is not successful in retaining existing employees, the Company's business may be harmed. To manage the expected growth of the Company's operations and personnel, the Company will need to continue to improve its operational, financial and management controls, reporting systems and procedures. The additional headcount and capital investments will increase its cost base, which will make it more difficult for the Company to offset any future revenue shortfalls by offsetting expense reductions in the short term. If the Company fails to successfully manage its growth, the Company will be unable to execute its business plan and its results will suffer.11)Unproven Market Acceptance. Although the Company believes there is a need for the products and services proposed to be offered by the Company, its management is unable to guarantee (i) the level of market acceptance those products and services will achieve and (ii) the number of customers willing to pay for the Company's products and services.12)Our projections are estimates only; actual results may vary. Any financial projections of the Company provided in this Offering are based on current assumptions as to future events and conditions which the Company believes to be reasonable as of the date hereof, but which are inherently uncertain and unpredictable. The projections have been prepared by management and no independent expert rendered an opinion as to the reasonableness of the projections or the assumptions upon which they are based. The projections may prove to be incomplete or incorrect and unanticipated events and circumstances may occur. Because of such uncertainties, and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected and such differences may be material and adverse. Potential investors should consider the projections in light of the underlying assumptions, reach their own conclusions as to the reasonableness of those assumptions and evaluate the projections on the basis of that analysis.13)The offering price of the Shares has been arbitrarily determined by the Company. There is no relationship whatsoever between the price at which the Shares are being offered herein and the assets, earnings or book value of the Company, or any other recognized criteria of value. In establishing the offering price and number of the Shares to be offered, the Company considered numerous factors, including: (i) the dollar-amount of proceeds the Company needs to raise and (ii) the percentage of ownership of the Company

to be held by investors upon expiration of this Offering.

Can you provide some technical details on reach, battery size, charging?

As we are focusing on urban logistics, our trucks will have a range between 100 and 150 miles and usually, they will be charged overnight at the depot. We will offer fast charging as an option. The battery size will be between 75 kWh and 90 kWh. A front-drive electric "axle" will drive the truck. We looked into in-wheel motors (we really like the concept), but so far, the cost and efforts which are required to reach standard operation values are not very economical at the moment. We are watching the market, as well as we believe in the upcoming solid-state battery technology. Our modular approach allows for easy implementation of new technologies once they will become available and are proven for production.

You are talking about modular kits and micro-factories, can you please explain the concept?

Our modular approach is unique. Chassis, driver´s cabin, and cargo area are one system that allows being configured quickly in different variations and sizes (think about the LEGO (TM of Lego corp) system.

We (or our licensing partners) will operate small assembly facilities with low footprints in key global markets.

Those micro-factories are able to assemble different types of vehicle structures and size very efficiently and quickly, without having the need to manufacture large quantities to be profitable.

CityFreighter will make money by manufacturing and selling vehicles, by selling complete kits and by obtaining licensing fees. We are already talking to interested parties in Asia, North America, South America, and Eastern Europe.

This concept allows fast scaling up, as more partners we have, as more volume orders for the material we can place and as less money our partners will pay for the kits.

Why is the current raise target so low, don't you need millions of dollars to move on and to reach your next milestones?

Correct, we would need about $4-5 million to reach SOP. We haven't chosen the easiest business sector to start a new company and you are running into a lot of skeptical investors who ask a lot of questions, and there are indeed a lot of people running around with nice photoshop images and excel sheet with great numbers. As we have done it with the proof of concept, we want to convince by showing a live product you can touch and test. And we learned from our talks with interested OEMs and other larger investment companies, that we need to finish the next step first. So we are raising on Wefunder, to build the serial chassis prototype, including the new driver´s cabin setup and the cargo area concept.

And when you take a look at our proof of concept, then you know that we are not going for the easy tasks.

We believe in our concept and once we have done the next step, we are pretty convinced that we´ll achieve. the funding to get to SOP

When you are talking about collaboration partners, do you have some in focus already?

Sure, and we already got partnerships established. For the cargo box system development, we partnered with Karhof BV in the Netherlands, who provides us as well with excellent market knowledge from the customer base. Then there is our partner from India with whom we are going to start CityFreighter India, mostly to build resources in IT (a key component in future developments), to extend our supply chain, and as well to provide future solutions for the Indian market.

In the US we are currently discussing collaborations with a smaller automotive OEM and with a larger bodybuilder.

Similar discussions are in place with a CM in Europe and we are currently forming a partnership in Taiwan to build up CityFreighter Asia.